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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              ----------------------------------------------------

                                  SCHEDULE TO/A


             TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                       AMENDMENT NO. 2 -- FINAL AMENDMENT

                       AMERICAN PRECISION INDUSTRIES INC.
       ------------------------------------------------------------------
                            (Name of Subject Company)

                            ALPHA ACQUISITION I CORP.
                               DANAHER CORPORATION
       ------------------------------------------------------------------
                        (Name of Filing Person - Offeror)

                  COMMON STOCK, PAR VALUE $0.66 2/3 PER SHARE
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   029069 10 1
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                      (CUSIP Number of Class of Securities)

                               PATRICK W. ALLENDER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               DANAHER CORPORATION
                             1250 24TH STREET, N.W.
                             WASHINGTON, D.C. 20037
                            TELEPHONE: (202) 828-0850
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           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                TREVOR S. NORWITZ
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000



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

            This Amendment No. 2 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher") and Alpha Acquistion I Corp., a Delaware corporation and a wholly owned subsidiary of Danaher ("Purchaser"), on February 24, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.66 2/3 per share (the "Shares"), of American Precision Industries Inc., a Delaware corporation ("API"), at a purchase price of $19.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase ("Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO.

ITEMS 1 THROUGH 9 AND 11

            Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

            The Offer expired at 12:00 midnight, New York City time, on Wednesday, March 22, 2000. Pursuant to the Offer, based upon a preliminary report from the Depositary, the Purchaser accepted for payment 6,710,977 Shares, representing approximately 97% of the outstanding Shares (including Shares tendered pursuant to guaranteed delivery), along with 1,236,337 Series B Preferred Shares. On March 23, 2000, Danaher issued a press release announcing the closing of the tender offer and its intention to acquire the remaining Shares through a cash merger, expected to be completed shortly. The full text of Danaher's March 23, 2000 press release is attached as Exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 12     EXHIBITS

            Item 12 of the Schedule TO is hereby amended by adding thereto the following:

            (a)(9)  Text of Press Release issued by Danaher on March 23, 2000.


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

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2000

                                    ALPHA ACQUISITION I CORP.


                                    By:  /s/ Daniel L. Comas
                                         --------------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President


                                    DANAHER CORPORATION


                                    By:  /s/ Daniel L. Comas
                                         --------------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President -- Corporate
                                                Development




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